UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 13, 2014, Cimatron Limited, or Cimatron, announced that it will hold its 2014 annual general meeting of shareholders, or the Meeting, on April 23, 2014 at 4:00 P.M. (Israel time) at Cimatron’s offices at 11 Gush Etzion Street, Givat Shmuel, Israel.

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	Exhibit 99.1: Notice of 2014 Annual General Meeting of Shareholders, dated March 13, 2014, being mailed to the shareholders of Cimatron on or about March 19, 2014 in connection with the Meeting.

2.	Exhibit 99.2: Proxy Statement, dated March 13, 2014, being mailed to the shareholders of Cimatron on or about March 19, 2014 in connection with the Meeting.

3.	Exhibit 99.3: Proxy Card being mailed to shareholders of Cimatron on or about March 19, 2014 for use in connection with the Meeting.

The contents of this Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, are hereby incorporated by reference in Cimatron’s registration statements on Form F-3, File Numbers 333-161781 and 333-189764, filed with the Securities and Exchange Commission, or the SEC, on September 8, 2009 and July 2, 2013, respectively, and in Cimatron’s Registration Statements on Form S-8, File Numbers 333-12458, 333-140809 and 333-190468, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Name: Ilan Erez
Title: Chief Financial Officer

Dated: March 13, 2014

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Notice of 2014 Annual General Meeting of Shareholders of Cimatron Limited, dated March 13, 2014.
99.2	Proxy Statement for 2014 Annual General Meeting of Shareholders of Cimatron Limited, dated March 13, 2014.
99.3	Proxy card for 2014 Annual General Meeting of Shareholders of Cimatron Limited.